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Exhibit 99.(a)(2)

I-STAT Corporation
Special Conference Call
Moderator: Bill Moffitt
December 15, 2003
2:00 p.m. EDT

        JEFF RANDALL: Good afternoon and welcome to the i-STAT Corporation special conference call. I am Jeff Randall, CFO of the Company. For this afternoon's conference call, you can expect that Bill Moffitt, President and Chief Executive Officer of the company will discuss today's announcement and the company's outlook for the future.

        As always, after Bill's introductory remarks, we'll be happy to answer your questions.

        Certain statements in this presentation and during the question and answer period to follow may relate to future events and expectations, and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve unknown risks and uncertainties, and other factors that may cause the actual results, performance of achievements of the company in the future to be materially different from the statements that we make today.

        Your attention is drawn to the section in i-STAT's annual report on Form 10K for the year ended December 31, 2002, entitled, "Factors That May Affect Future Results", and to additional factors that may be listed from time to time in the company's filings with the Securities and Exchange Commission.

        And now, here's Bill Moffitt, President and Chief Executive Officer of i-STAT.

        BILL MOFFITT: Thanks, Jeff, and good afternoon everyone.

        This morning i-STAT and Abbott Laboratories jointly announced the decisions of each company's board of directors to agree to a merger of the companies that will be accomplished through a cash tender offer for i-STAT shares at $15.35 per share.

        I suspect that you are all aware that we have operated under an exclusive distribution agreement with Abbott for the past five years. In July of 2002, we announced our intention to allow this agreement to expire at the end of this year and have been working to put the infrastructure in place to support the independent distribution of our products, commencing in January.

        The decision announced this morning will not materially change our approach as we move toward a closing on this transaction. We will be working with Abbott to take operational actions that cause our customers the least possible disruption in this transition and assure them the highest continuing level of service and support.

        Our Board of Directors carefully considered all of the opportunities, challenges and risks that lie in the Company's future. Financial and other advisors were used to assist in these evaluations. It was, as you have seen, the Board's final judgment that this offer represented a fair value to the Company's shareholders. Management and our directors are and remain very bullish on the prospects for the Company's products and technology. We are convinced that our technology will continue to leverage increased adoption of point of care blood testing and make significant contributions to improved patient care.

        Now we'll be happy to answer any questions that you have, and I'll turn the call back over to the operator.

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I-STAT Corporation Special Conference Call Moderator: Bill Moffitt December 15, 2003 2:00 p.m. EDT